September 5, 2019

Brad J. Moynes
Chief Executive Officer
Digatrade Financial Corp
1500 West Georgia St., Suite 1300
Vancouver, British Columbia
Canada V6G-2Z4

       Re: Digatrade Financial Corp
           Annual Report on Form 20-F
           Filed April 26, 2019
           File No. 000-52145

Dear Mr. Moynes:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Ruairi Regan at
202-551-3269 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining
cc:    Christopher Tinen, Esq.